

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Kent G. Townsend
Chief Financial Officer
Capitol Federal Financial, Inc.
700 South Kansas Avenue
Topeka, Kansas 66603

> **Re: Capitol Federal Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **File No. 001-34814**

Dear Kent G. Townsend:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance